EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	First Quarter
	2013	2012
Computation of Earnings:
Income before income taxes	$84	$149
Add:
Interest expense	26	24
Amortization of debt premium/discount and expenses	1	—
Interest portion of rent expense	8	7
Earnings as adjusted	$119	$180
Computation of Fixed Charges:
Interest expense	$26	$24
Amortization of debt premium/discount and expenses	1	—
Interest portion of rent expense	8	7
Fixed charges	$35	$31
Ratio of Earnings to Fixed Charges(A)	3.43	5.70
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(A)	Ratios were calculated prior to rounding to millions.